UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4 )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

BANCA CARIGE S.P.A. — CASSA DI RISPARMIO DI GENOVA E IMPERIA

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable)))

Italy

(Jurisdiction of Subject Company’s Incorporation or Organization)

BANCA CARIGE S.P.A. — CASSA DI RISPARMIO DI GENOVA E IMPERIA

(Name of Person(s) Furnishing Form)

EUR100,000,000 Tier 2 Subordinated Fixed/Floating Rate Notes due 19 June 2018

EUR50,000,000 Tier 2 Subordinated 5.70 per cent. Notes due 17 September 2020

EUR200,000,000 Tier 2 Subordinated 7.321 per cent. Notes due 20 December 2020

EUR160,000,000 8.338 per cent. Perpetual Subordinated Fixed/Floating Rate Notes

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Emilio Chiesi

Via Casa di Risparmo 15,

Genova, Italy, 16123, Tel no: +39(0)105794568

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 29, 2017

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this form CB:

Exhibit No.

99.1	Information Memorandum, dated September 29, 2017.*

99.2	Banca Carige press release dated 28 September 2017: “Ordinary and Extraordinary Shareholders’ meeting of Banca Carige”.**

99.3	Banca Carige press release dated 29 September 2017: “Terms and Conditions of Liability Management Transaction approved”.***

99.4

Form of supplemental Agency Agreement dated September 29, 2017 relating to an Agency Agreement dated December 4 2008 in respect of €160,000,000 8.338 per cent. Perpetual Subordinated Fixed/Floating Rate Notes.****

99.5

Form of supplemental Agency Agreement dated September 29, 2017 relating to an Amended and Restated Agency Agreement dated June 20 2007, an Amended and Restated Agency Agreement dated November 5, 2009, and An Amended and Restated Agency Agreement dated November 16, 2010.*****

99.6	Launch Announcement, dated September 29, 2017.******

99.7	Base Prospectus, dated July 20, 2017.*******

99.8	Supplemental Prospectus, dated September 25, 2017.********

99.9	Notice of Meetings, dated September 29, 2017.*********

99.10	Notice Of Preliminary Results Of The Liability Management Exercise as of the Early Instruction Deadline, dated October 12, 2017. **********

99.12	Announcement of Results of the Meetings of Holders of the Existing Notes held on October 21 2017.************

99.13	Notice to bondholders: Approval of the Prospectus for the Capital Increase and launch of the Offer in respect of the Reserved Tranche, dated November 22, 2017.

*	Previously furnished as Exhibit 99.1 to Form CB with the Securities and Exchange Commission on October 2, 2017.
**	Previously furnished as Exhibit 99.2 to Form CB with the Securities and Exchange Commission on October 2, 2017.
***	Previously furnished as Exhibit 99.3 to Form CB with the Securities and Exchange Commission on October 2, 2017.
****	Previously furnished as Exhibit 99.4 to Form CB with the Securities and Exchange Commission on October 2, 2017.
*****	Previously furnished as Exhibit 99.5 to Form CB with the Securities and Exchange Commission on October 2, 2017.
******	Previously furnished as Exhibit 99.6 to Form CB with the Securities and Exchange Commission on October 2, 2017.
*******	Previously furnished as Exhibit 99.7 to Form CB with the Securities and Exchange Commission on October 2, 2017.
********	Previously furnished as Exhibit 99.8 to Form CB with the Securities and Exchange Commission on October 2, 2017.
*********	Previously furnished as Exhibit 99.9 to Form CB with the Securities and Exchange Commission on October 2, 2017.
**********	Previously furnished as Exhibit 99.10 to Form CB/A (Amendment No 1) with the Securities and Exchange Commission on October 16, 2017.
************	Previously furnished as Exhibit 99.12 to Form CB/A (Amendment No 3) with the Securities and Exchange Commission on October 23, 2017.

Item 2. Informational Legends

The required legends are included under the heading “Notice to U.S. Noteholders” on page 8 of the Information Memorandum dated September 29, 2017.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.11	Press Release — LME Preliminary Results as at the Expiration of the Deadline, dated October 19, 2017.***********

99.14	International Offering Circular, dated November 22, 2017.

99.15	Banca Carige Group 2014 Report on Operations and Consolidated Financial Statements.

99.16	Banca Carige Group 2015 Report on Operations and Consolidated Financial Statements.

***********Previously furnished as Exhibit 99.11 to Form CB/A (Amendment No. 2) with the Securities and Exchange Commission on October 20, 2017.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Banca Carige S.p.A. submitted a written irrevocable consent and power of attorney on Form F-X with the Commission on October 2, 2017.

(2)	Not Applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Emilio Chiesi
(Signature)

Emilio Chiesi
Manager
(Name and Title)

November 24, 2017
(Date)